

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2024

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp
2 Havelock Road #07-12
Singapore 059763

> **Re: Nova Vision Acquisition Corp**
> **Form 10-K and Form 10-K/A for the Year Ended December 31, 2023**
> **Filed March 4, 2024**
> **File No. 001-40713**

Dear Eric Wong:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Lawrence Venick